Exhibit (h)(3)

September 15, 2017

Steward Funds, Inc.

3700 W. Sam Houston Parkway S, Suite 250

Houston, TX 77042

We would like to thank the Board of Directors (“Board”) of Steward Funds, Inc. (the “Company”) for continuing to retain Crossmark Consulting, LLC (“Crossmark Consulting”) as a consultant to the Company. This letter, outlines the specific services that we have been and will continue to be providing. In general, Crossmark Consulting will act as a source of expertise and education for the Company regarding the cultural screens that are applied to the Company’s series portfolios (the “Funds”). Specifically, we will perform the following tasks:

1.	We will meet with the Board, or any Committee that may be appointed by the Board, and/or its other professionals (advisers, sub-advisers, lawyers, auditors, etc.) to review the needs and constraints of the Company and each Fund. These include, but are not limited to, philosophies, considerations or purpose, and cash flow needs of the existing and proposed Funds. Crossmark Consulting will provide to, and discuss with, the Board cultural screening research data to assist the Board in developing criteria for determining which securities will be prohibited investments for the Company and the Funds.

2.	Based upon these discussions, Crossmark Consulting will prepare, for consideration by the Board, suggested criteria to be used in developing and maintaining the list of securities that are not eligible for investment by the Company and the Funds, and a suggested statement of objectives and guidelines to be used for ongoing review and monitoring of the cultural screening and performance of the Company and the Funds.

3.	Based upon criteria established and approved by the Board, as revised from time to time, we will develop and maintain a list of securities that are not eligible for investment by the Company and the Funds.

4.	We will review at least quarterly the portfolios of the individual Funds to assure compliance with objectives and guidelines established by the Board.

5.	We will review on a periodic basis the private placement mortgage securities that may be held by the Funds or entities in which the Funds invest to assure compliance with the credit quality, diversification, cultural screening and other investment policies established by the Company’s investment adviser and the Board.

3700 W. Sam Houston Parkway S., Suite 250, Houston, Texas 77042 800-262-6631	crossmarkglobal.com

6.	We will prepare a quarterly report for the Board regarding compliance by the Company’s investment adviser with the established objectives and guidelines. We will also be available to meet with the Board or the Company’s investment adviser on an as needed basis but will meet at least annually with each.

7.	Our fee schedule for the above services, based on the annual average aggregate daily net assets of the Funds, is as follows:

Net Total Assets	Annual Fee

First $500,000,000	8.0 basis points

Next $500,000,000	5.0 basis points

Over $1,000,000,000	2.0 basis points

8.	Either party may terminate this agreement without penalty by notification in writing, with 60 days’ notice. In the event this agreement is terminated, Crossmark Consulting will be compensated pro rata for any period during which it provides services hereunder and for which it has not been compensated, plus any outstanding reimbursable expenses not already reimbursed.

9.	This agreement shall be governed by the laws of Texas.

10.	All information furnished by either party to the other, including their respective agents and employees, shall be treated as confidential and shall not be disclosed to third parties except as required by law.

11.	It is understood:

a.	That Crossmark Consulting’s services hereunder are of a consulting nature only;

b.	That Crossmark Consulting will have no power to determine that any security of other investment shall be purchased by any Funds;

c.	That Crossmark Consulting will not furnish advice to the Company’s investment adviser or to any Funds with respect to the desirability of investing in, purchasing or selling securities or other property; and

d.	That Crossmark Consulting will not provide services that would cause it to be deemed an investment adviser (as that term is defined in the Investment Company Act of 1940) to the Company’s investment adviser or to a Funds or that would require it to register as an investment adviser under the Investment Advisers Act of 1940.

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This letter serves as our official memorandum of agreement regarding the nature and extent of the services to be provided by Crossmark Consulting to Steward Funds, Inc. and the Funds.

Sincerely,

/s/ Michael L. Kern

Michael L. Kern, III, CFA - President

Crossmark Consulting, LLC

STEWARD FUNDS, INC.

By	/s/ Michael L. Kern

Date:	September 15, 2017

Name:	Michael L. Kern, III, CFA

Title:	President

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